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                          January 21, 2021

       Yusheng Huang
       President, Chief Executive Officer, and Chief Financial Officer Huale Acoustics Ltd
       13th Floor, Building B1, Wisdom Plaza
       Qiaoxiang Road, Nanshan District
       Shenzhen, Guangdong Province, China 518000

                                                        Re: Huale Acoustics Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed December 31,
2020
                                                            File No. 333-251850

       Dear Mr. Huang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Henry Schlueter